CERTIFICATE OF SECRETARY


      I, Deborah R. Gatzek, Secretary of Franklin Municipal Securities Trust, a business trust organized under the laws of the State of Delaware, do hereby certify that the following resolution was adopted by a majority of the trustees present at a meeting held at the offices of the trust at 777 Mariners Island Boulevard, San Mate, California, on April 19, 1994:

      WHEREAS, the Board of Trustees has determined that it is advisable and in the best interests of the shareholders of the Trust to revise the Trust's By-Laws to specifically provide for the use of proxies which are communicated by an electronic, telephonic, computerized or telecommunications method;

      NOW THEREFORE, BE IT RESOLVED, that Section 10 of Article II is hereby resolved to read as follows:

            "Section 10. PROXIES. Every person entitled to vote for Trustees or on any other matter shall have the right to do so either in person or by one or more agents. Except as otherwise provided in the Agreement and Declaration of Trust or these By-Laws, matters relating to the giving, voting or validity of proxies will be governed by the Delaware General Corporation Law relating to proxies, and Delaware judicial interpretations thereunder, as if the Trust were a Delaware corporation and Shareholders of the Trust were shareholders of a Delaware corporation."

IN WITNESS WHEREOF, I have subscribed my name this 27th day of October, 1994


                                          /s/ Deborah R. Gatzek
                                          Deborah R. Gatzek
                                          Secretary